Filed by Zapp Electric Vehicles Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CIIG Capital Partners II, Inc.

Commission File No.: 001-40802

Electric motorbike maker Zapp Electric Vehicles to go public via SPAC

TechCrunch

Rebecca Bellan @rebeccabellan

4:14 AM GMT+8 • November 24, 2022

Zapp Electric vehicles i300 scooter view from the side with man’s hand carrying removable battery pack

UK-based electric two-wheeler manufacturer Zapp Electric Vehicles is merging with a blank-check company to become publicly traded on the Nasdaq at a post-money valuation of $573 million.

Zapp says it will use the proceeds from the merger to bring its long-awaited i300 high performance, seated city scooter to market. The i300 was initially revealed back in 2018, with promises of deliveries beginning in the end of 2019. Then Zapp, like many other companies, ran up against a global pandemic that halted production and deliveries, giving the company time to reevaluate is approach to production.

Zapp partnered up with a third party manufacturing firm and says it now has the capacity to build up to 10,000 scooters next year and finally launch in European markets in 2023.

“We’re at a strategic inflection point and a great time to go public,” Swin Chatsuwan, CEO and founder of Zapp, told TechCrunch. “Becoming a public company will provide Zapp with a number of potential benefits, including broader access to capital to help fund our growth and the global awareness and brand recognition that comes with being listed on a major U.S. exchange.”

The deal with special purpose acquisition company (SPAC) CIIG Capital Partners II is estimated to bring the combined company $274 million in new cash to support its growth, assuming no redemptions by CIIG II public stockholders, as well as $5 million in existing cash. The trouble is, assuming no redemptions isn’t really a part of the SPAC market these days. In 2022, redemption rates rose to around 81%.

CIIG II has about $294 million cash in trust, so if, in the worst case scenario, around 80% of investors decide to redeem their shares, Zapp will be looking at just around $60 million in net proceeds from the deal, and even less once factoring in transaction and sponsor fees.

There is also no public investment in private equity (PIPE) in this deal, which would be guaranteed capital at the time of transaction close.

Zapp told TechCrunch the company expects existing shareholders to roll over 100% of their equity and that CIIG’s cash in trust account will be enough to support the company’s growth capital needs, including production, marketing and sales efforts.

“We cannot predict the market, of course, but we were intentional about a few things the market should like about our transaction. First, we have no minimum cash condition to close,” said Chatsuwan. “And due to our low capital requirements, we are aiming to achieve near-term positive free cash flow.”

To produce its vehicles quickly, cheaply and at scale, Zapp has partnered with Summit Group, a global automotive manufacturing firm that’s worked with major auto customers like Ford, Honda, Toyota and Volvo. Zapp said Summit has the capacity to produce 300,000 units per year, and can also lend expertise in tooling and logistics.

CIIG II comes from the same sponsor and management team as CIIG Merger Corp., which last year combined with commercial electric vehicle company Arrival. Since going public, Arrival has struggled to meet production deadlines, slashed its workforce to bring down costs, and recently delayed revenue until 2024. Arrival also received a delisting warning from the Nasdaq for trading too low. The company is trading at $0.35, which is down 95% since the start of the year.

Gavin Cuneo, co-CEO of CIIG II, told TechCrunch Zapp would be different because “the business is entering a large and growing market that is transitioning rapidly to electric power.” The same could be said about Arrival, but we’ll let him finish his point. “Swin and the team have developed an innovative product with a design and architecture that addresses the ‘urban motorcycle’ category. The strategic partnerships that Zapp has put in place in manufacturing and financing reduce capital requirements and uniquely position the company to achieve near-term positive free cash flow.”

Cuneo also noted that Zapp is start of production ready today and their “asset-light” business model through partnership with Summit has dramatically reduced capital expenditure requirements.

That and CIIG II has to close a merger by May 2023 or else risk needing to give money back to investors.

The i300

The i300 has storage underneath the seat.

The i300 has a removable battery pack for indoor charging.

The i300 can go from 0 to 30 mph in 2.3 seconds and reach top speeds of 60 mph in 5 seconds.

Zapp’s merger with CIIG is expected to close in the first half of 2023, at which time the company will be able to ramp up production.

The i300 is built with a British-designed electric motor, which Zapp says puts it on par with the acceleration of high-performance motorcycles, but with the comfort of a step-through architecture. The i300 can go from 0 to 30 miles per hour in just 2.3 seconds and has a top speed of 60 miles per hour in 5 seconds, according to Zapp.

The lightweight alloy and composite bodywork mean the bike weighs around 240 pounds without the battery packs, which weigh about 13 pounds and are removable to be charged inside. Zapp says its packs can be charged from 20% to 80% with the company’s own fast charger in under 40 minutes, and via any standard home wall socket in 80 minutes. The 1.44 kWh capacity batteries give the scooter about 37 miles of range.

Zapp has four versions of the i300 available to reserve for a down payment of €100 today — the Ocean, the Bio, the Carbon and the Carbon Launch Edition. The Ocean’s bodywork (€6,900) is made from ocean recycled plastics technology. The Bio (€7,900) claims to use sustainable tech to create a vegan composite bodywork. The Carbon (€8,900) is made with a carbon composite bodywork, and the Carbon Launch Edition (€9,490) is the same but it also comes with a red fender, a commemorative plaque, a Union Jack decal and diamond cut wheels.

Zapp wants its customers to be able to purchase vehicles through multiple points of sale, including authorized resell partners, online resellers and directly from the website. Zapp is calling its DSDTC (drop-ship-direct-to-consumer) approach a way to eliminate the need for dealerships, which will give the company more control over user experience.

“Once a customer places an order, their selected model will be processed and conveniently delivered directly to their home by ‘Zappers,’ who are independent service agents who perform deliveries in dedicated and purpose-designed plug-in hybrid service vans,” said Chatsuwan. “These Zapper vans will also operate our after-sales care program.”

Clarification: A previous version of this article stated CIIG Capital Partners II merged with Arrival last year, when it was CIIG Merger Corp. that merged with Arrival. The two share the same sponsor and management team.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed business combination (the “Business Combination”) between Zapp Electric Vehicles Limited (“Zapp”), Zapp Electric Vehicles Group Limited (“PubCo”) and CIIG Capital Partners II, Inc. (“CIIG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CIIG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of CIIG II, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (vii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (viii) the outcome of any legal proceedings that may be instituted against Zapp, PubCo, CIIG II or their respective directors or officers related to the proposed Business Combination, (ix) the ability of PubCo, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (x) volatility in the price of the securities of PubCo, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xii) the risk of downturns in the highly competitive electric vehicle industry, (xiii) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xiv) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xv) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvi) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/prospectus discussed below, CIIG II’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed by PubCo, CIIG II or a successor thereto from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this document represent the views of Zapp, PubCo and CIIG II as of the date of this document. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. Zapp, PubCo and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, PubCo nor CIIG II gives any assurance that Zapp, PubCo or CIIG II will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp, PubCo or CIIG II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to the proposed Business Combination between CIIG II, Pubco and Zapp. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

In connection with the Business Combination, PubCo intends to file a registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”) including a preliminary proxy statement of CIIG II and a preliminary prospectus of PubCo, and after the Registration Statement is declared effective, CIIG II will mail a definitive proxy statement relating to the Business Combination to CIIG II’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of CIIG II’s stockholders to be held to approve the Business Combination (and related matters). PubCo and CIIG II may also file other documents with the SEC regarding the Business Combination. CIIG II stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Zapp, PubCo, CIIG II and the Business Combination.

When available, the definitive proxy statement and other relevant materials for the Business Combination will be mailed to CIIG II stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed or that will be filed with the SEC by CIIG II through the website maintained by the SEC at www.sec.gov, from CIIG II’s website at https://ciigpartners.com/ or by written request to CIIG II at 40 West 57th Street, 29th Floor, New York, New York 10019.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

CIIG II, Pubco and Zapp and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CIIG II’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CIIG II’s stockholders in connection with the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more information about CIIG II’s directors and executive officers in CIIG II’s final prospectus filed with the SEC on September 14, 2021. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding section.

No Offer or Solicitation

This document is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of PubCo, Zapp, CIIG II or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this document have not been reviewed by any regulatory authority in any jurisdiction.